SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. ___)*

China Biologic Products, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

16938C106
(CUSIP Number)

September 12, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d 1(b)
☒	Rule 13d 1(c)
☐	Rule 13d 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 16938C106	Page 2 of 8

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Pinnacle China Fund, L.P., a Texas limited partnership 20-3358646
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,110,818 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,110,818 of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,110,818 shares of Common Stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (See Item 4)
12		TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP NO. 16938C106	Page 3 of 8

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barry M. Kitt
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,697,618 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,697,618 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,618 shares of Common Stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6% (See Item 4)
12		TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 16938C106	Page 4 of 8

Item 1(a).	Name of Issuer:

China Biologic Products, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 14 East Hushan Road, Taian City, Shandong

People’s Republic of China 271000

Items 2(a),

(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Pinnacle China Fund, L.P. (“Pinnacle China”) and Barry M. Kitt, as joint filers (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The principal business office of the Reporting Persons is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093. For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

16938C106

Item 3.	Not applicable
Item 4.	Ownership.

(a)	Amount beneficially owned:

2,697,618 shares of Common Stock*

(b)	Percent of class:

Based on 21,434,942 shares of Common Stock of the Issuer outstanding as of August 29, 2007 as indicated in the Issuer’s Form SB-2 (Registration No. 333-145877) as filed with the Securities and Exchange Commission on September 5, 2007, the Reporting Persons hold approximately 12.6%* of the issued and outstanding Common Stock of the Issuer.

SCHEDULE 13G

CUSIP NO. 16938C106	Page 5 of 8

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 2,697,618 shares of Common Stock*

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,697,618 shares of Common Stock*

(iv)	Shared power to dispose of or direct the disposition of: 0

*This statement is filed on behalf of Pinnacle China and Barry M. Kitt. Pinnacle China Advisers, L.P. (“China Advisers”) is the general partner of Pinnacle China. Pinnacle China Management, LLC (“China Management”) is the general partner of China Advisers. Kitt China Management, LLC is the manager of China Management. Mr. Kitt is the manager of China Management. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle China. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle China. The Common Stock reported in this Schedule 13G on behalf of Barry Kitt includes an aggregate of 586,800 shares of Common Stock held by The Pinnacle Fund, L.P. (“Pinnacle”). Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle. Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers. Mr. Kitt is the sole member of Management. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle. The Common Stock reported in this Schedule 13G on behalf of Pinnacle China and Mr. Kitt does not include an aggregate of 527,705 shares of Common Stock issuable upon the exercise of a warrant held by Pinnacle China. Such warrant held by Pinnacle China is subject to an exercise cap that precludes the holder thereof from utilizing its exercise rights to the extent that it would beneficially own (determined in accordance with Section 13(d) of the Exchange Act) in excess of 4.999% and/or 9.999% of the Common Stock, giving effect to such exercise.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

SCHEDULE 13G

CUSIP NO. 16938C106	Page 6 of 8

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 16938C106	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 14, 2007

PINNACLE CHINA FUND, L.P.
By:	Pinnacle China Advisers, L.P., its general partner
By:	Pinnacle China Management, LLC, its general partner
By:	Kitt China Manaqgement, LLC, its manager

By:	/s/ Barry M. Kitt
Barry M. Kitt, its manager

/s/ Barry M. Kitt
Barry M. Kitt

SCHEDULE 13G

CUSIP NO. 16938C106

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 2,697,618 shares of Common Stock of China Biologic Products, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on September 14, 2007.

PINNACLE CHINA FUND, L.P.
By:	Pinnacle China Advisers, L.P., its general partner
By:	Pinnacle China Management, LLC, its general partner
By:	Kitt China Manaqgement, LLC, its manager

By:	/s/ Barry M. Kitt
Barry M. Kitt, its manager

/s/ Barry M. Kitt
Barry M. Kitt